UNITED STATES
SECURITIES AND EXCHANGE
COMMISSION
Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Fuwei Films (Holdings) Co., Ltd.

(Name of Issuer)

Ordinary Shares, $0.129752 par value per share

(Title of Class of Securities)

G3704F 10 2

(CUSIP Number)

Yong Jiang
No. 387 Dongming Road
Weifang Shandong
Tel: + 86 (10) 6518-1122

With a Copy to:
Portia Ku
O’Melveny & Myers LLP
2765 Sand Hill Road
Menlo Park, CA 94025-7019
United States
Tel: +1 (650) 473-2630

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 12, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Person. I.R.S. Identification Nos. of above persons (entities only)

Shandong Fuhua Investment Company Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)	☐

(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
1,637,497 Ordinary Shares
	8.	SHARED VOTING POWER
0
	9.	SOLE DISPOSITIVE POWER
1,637,497 Ordinary Shares
	10.	SHARED DISPOSITIVE POWER
0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,637,497 Ordinary Shares 1

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 12.55%1

14.	Type of Reporting Person (See Instructions) CO

1 Based on 13,062,500 outstanding Common Shares as of April 11, 2014, as reported in Fuwei Films (Holdings) Co., Ltd.’s annual report on Form 20-F filed on April 11, 2014.

Item 1.	Security and Issuer

This statement relates to ordinary shares, par value $0.129752 per share (“Ordinary Shares”), issued by Fuwei Films (Holdings) Co., Ltd. (the “Issuer”).  Based on the Issuer’s annual report on Form 20-F filed on April 11, 2014, as of April 11, 2014, the Issuer had 13,062,500 Ordinary Shares outstanding. The Issuer’s address and principal executive office is No. 387 Dongming Road, Weifang Shandong, People’s Republic of China, Postal Code: 261061.

Item 2.	Identity and Background

(a)	This statement is being filed on behalf of Shandong Fuhua Investment Company Limited (“Shandong Fuhua” or the “Reporting Person”), a company incorporated in People’s Republic of China.

(b)	The business address of Shandong Fuhua is No.189, Dongfeng East St., Weifang City, Shandong Province, People’s Republic of China.

(c)	The principal business of Shandong Fuhua is project investment and asset management.

(d)	During the last five years, the Reporting Person has not been convicted in any criminal proceeding.

(e)
During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	See paragraph (a) above for the citizenship of the Reporting Person.

Item 3.	Source and Amount of Funds or Other Consideration

The Reporting Person purchased an aggregate of 1,637,497 Ordinary Shares in one transaction from existing shareholders of the Issuer for a total purchase price of RMB20,000,000.

On May 12, 2014, Shandong Fuhua acquired 1,637,497 Ordinary Shares from Weifang State-Owned Assets Operation Administration Company in a private sale pursuant for an aggregate consideration of RMB20,000,000.

The source of the funds for the share purchase by the Reporting Person was from working capital.

No part of the purchase price was borrowed by the Reporting Person for the purpose of acquiring any securities discussed in this Item 3.

Item 4.	Purpose of Transaction

The Reporting Person acquired the Shares for investment purposes. Depending on the factors discussed herein, the Reporting Person may, from time to time, acquire additional shares of Ordinary Shares and/or retain and/or sell all or a portion of the Ordinary Shares held by the Reporting Person in the open market or in privately negotiated transactions, and/or may distribute the Ordinary Shares held by the Reporting Person to its affiliates. Any actions the Reporting Person might undertake will be dependent upon the Reporting Person’s review of numerous factors, including, among other things, the price levels of the Ordinary Shares, general market and economic conditions, ongoing evaluation of the Company’s business, financial condition, operations and prospects; the relative attractiveness of alternative business and investment opportunities, and other future developments.

Except as set forth above, the Reporting Person has no current plans or proposals which relate to or would result in (a) the acquisition by any person of additional securities of the Company or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of  or material amount of assets of the Company or any of its subsidiaries; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company’s business or corporate structure; (g) changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer

(a)           The Reporting Person beneficially owned 1,637,497 Ordinary Shares, which represents 12.55% of the outstanding Ordinary Shares of the Company.  The percentage of Ordinary Shares beneficially owned described in this statement are based upon 13,062,500 outstanding Ordinary Shares as of December 31, 2013.

(b)           The Reporting Person is the record holder of the 1,637,497 Ordinary Shares.  The Reporting Person has sole voting and dispositive power over the Ordinary Shares held of record.

(c)           The Reporting Persons have not effected any transactions in the Ordinary Shares of the Company in the past sixty days other than as reported herein.

(d)           Not applicable.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The disclosure set forth in Items 3, 4 and 5 is incorporated by reference here.  Except as set forth above, the Reporting Person does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any other person with respect to any securities of the Issuer.

Item 7.	Material to Be Filed as Exhibits

None.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 29 , 2014

SHANDONG FUHUA INVESTMENT COMPANY LIMITED

By:	/s/WANG HONGSHEN
Name:	WANG HONGSHEN
Title:	Chairman of the Board